Exhibit A
Press Release
Ceragon Launches FibeAir IP-20C – December 3, 2012

Ceragon Multi-Core Radio Technology Sets a New Standard in Microwave Transmission to Deliver Multi-Gbps Anywhere

The revolutionary FibeAir® IP-20C solution combines multi-core radio, 2048 QAM modulation and line-of-sight MIMO in a compact, all-outdoor design

Paramus, New Jersey, December 3, 2012 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, announced today the launch of its new generation of packet radio solutions, FibeAir IP-20C.  Striving to meet the unique demands of 4G/LTE-A networks and provide mobile operators with long-term network planning peace of mind, FibeAir IP-20C is breaking the traditional capacity barriers,  and is the only microwave radio to offer a virtual fiber solution in licensed bands. FibeAir IP-20C features a breakthrough multi-core technology that employs a parallel radio processing engine to double the link performance. This allows FibeAir IP-20C to deliver multi-Gbps capacity on a single frequency channel - setting a new standard for efficient spectrum usage and significantly improving operators’ total cost of ownership (TCO). By employing line-of-sight (LoS) 4X4 MIMO, operators can even reach capacities that quadruple those of existing solutions, at half the form-factor.

Ceragon’s FibeAir IP-20C boosts spectral efficiency to meet the increasingly demanding capacity requirements of advanced HetNet backhaul and fronthaul scenarios. Built around Ceragon’s own baseband modem and RFIC technologies, it is the next leap in Ceragon’s Holistic HetNet Hauling (3H) vision which redefines wireless connectivity in heterogeneous networks. Currently in trials at selected customers, the FibeAir IP-20C is scheduled to be released for general availability in Q1 2013.

“With wireless capacity requirements on the increase, traditional backhaul models are no longer sustainable,” says Ron Kline, Principal Analyst Network Infrastructure, Ovum. “Operators need to significantly increase capacity without sacrificing profitability. A microwave equipment vendor that can offer a true capacity leap, while breaking the linearity of cost and capacity, can gain meaningful market differentiation.”

Press Release
Ceragon Launches FibeAir IP-20C – December 3, 2012

 “Ceragon again sets a new bar for the industry with our game-changing products,” said Ira Palti, Ceragon’s President and CEO.  “We strive every day to challenge the capacity barriers, in order to help our customers deliver gigabits of data anywhere in their network. Using our in-house chip sets and innovative system designs, we are pushing the envelope of physics time and again, creating the best microwave products for any channel bandwidth, any capacity, any protocol and any network architecture.”

FibeAir IP-20C is easily adaptable for any deployment scenario with features including:
•	Highly integrated, multi-core radio in a compact form factor
•	Guaranteed 1Gbps in a single 28MHz/30MHz channel
•	Guaranteed 2Gbps radio throughput in a single 56/60MHz channel
•	Further capacity increase using 80MHz channels as recently approved by the FCC
•	Parallel radio processing engine to double performance
•	Unique 4X4 LoS MIMO
•	2048 QAM modulation
•	Ultra-low latency
•	Green design - low power consumption
•	Simple to install, quick to deploy

Implementing Ceragon’s 3H Vision
FibeAir IP-20C is the first implementation of Ceragon’s Holistic HetNet Hauling (3H) vision. The 3H approach combines technologies, equipment and services to address the disruptive change in mobile network paradigms, and their evolution towards data-driven, 4G/LTE-A HetNets (heterogeneous networks). 3H sets out how operators can provide seamless, high-capacity, easy-to-deploy hauling for their HetNet architectures - from traditional backhaul environments connecting base stations to aggregation points; through the combination of macro cell and small cell topologies and RAN-sharing concepts; to new fronthaul scenarios connecting remote radio heads with cloud-based digital units. Read more.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Press Release
Ceragon Launches FibeAir IP-20C – December 3, 2012

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. Other names mentioned are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, the risk that the combined Ceragon and Nera business may not perform as expected, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com.